Peak Announces Offering of up to $10M of Brokered Secured Corporate Bonds and Warrants

Montreal, Quebec--(Newsfile Corp. - April 27, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that it intends to complete a brokered private placement of up to 10,000 units (a "Unit") comprised of secured, second ranked, $1,000 face value corporate bonds (the "Bonds") and 200 warrants (the "Warrants") of the Company for gross proceeds of up to $10,000,000 (the "Offering"). Peak has retained the services of Mackie Research Capital Corporation ("Mackie") to act as agent of the Offering.

"We've been working with Mackie and prospective investors for several weeks on building the right financial instrument that would allow us to have access to the capital we need to fuel the expansion of our operations, while at the same time minimizing the potential dilutive impact of raising capital on the Company's equity," commented Johnson Joseph, Peak's President and CEO. "We believe the Offering announced today achieves both of those objectives," he added. The proceeds of the Offering will be used to help expand Peak's services throughout China, pursue partnership and acquisition opportunities, and achieve many of the objectives the Company has established for itself over the next several months.

Terms of the Offering

The Bonds will accrue interest at the simple rate of 10% per annum, payable monthly the last day of every calendar month. The Company will set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder will have a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holders that have elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bonds for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty"). For avoidance of doubt, no Penalty shall be payable if Bonds are paid out: (i) on the Initial Maturity Date or the expiration of the Initial Extension Period, and the holder thereof has not elected to extend the term of such Bonds in accordance with its terms; or (ii) on the expiration of Second Extension Period.

Each Warrant will entitle its holder to acquire one common share of the Company at a price of $0.10 for a period of 36 months following the closing of the Offering.

The Offering is set to close on April 30, 2020, or such other date as Peak and Mackie may agree upon. If there remain unsold Units after the closing on April 30, Peak and Mackie will proceed with a second closing on May 14, 2020, or such other date as the parties may agree upon.

At the closing of the Offering, the Company will pay Mackie a cash commission of 8% of the aggregate gross proceeds of the Offering. Mackie will also receive a number of broker warrants equal to 8% of the aggregate gross proceeds of the Offering (the "Broker Warrants"). Each Broker Warrant will entitle its holder to acquire one common share of the Company at a price of $0.05 for a period of 36 months following the date of its issuance.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning
Facebook: @peakpositioning
LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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